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(VIVENDI UNIVERSAL LOGO)






           SANDRINE DUFOUR APPOINTED DEPUTY CHIEF FINANCIAL OFFICER OF
                                VIVENDI UNIVERSAL
      VINCENT VALLEJO APPOINTED HEAD OF INTERNAL AUDIT AND SPECIAL PROJECTS



PARIS, MAY 10, 2004 - Sandrine Dufour has been appointed Deputy Chief Financial Officer of Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V], reporting to Jacques Espinasse, Senior Executive Vice President and Chief Financial Officer.

Currently based in New York as head of the Internal Audit and Special Projects unit at Vivendi Universal, Ms. Dufour's responsibilities will now cover consolidation, financial reporting, the business plan, budget and management control.

Ms. Dufour replaces Hubert Joly, who is leaving the company at the end of June to take up a new, high-level position.

Ms. Dufour, 37, is a graduate of the ESSEC business school and CFA. Previously, she served as advisor to the Chief Financial Officer of Vivendi Universal, Chief Financial Officer of VU Net, then head of the Internal Audit Department.

Before joining Vivendi Universal in 1999, Ms. Dufour was a financial analyst with the BNP bank (1990-1993) then with the CAI Chevreux broking firm (1993-1999), where she was in charge of the telecommunications sector. Ms. Dufour was voted Best Telecom Analyst in 1999 as part of France's Financial Analysis Grand Prix.

Vincent Vallejo, 43, deputy head of Internal Audit with responsibility for Europe and Asia, replaces Ms. Dufour and is appointed head of Internal Audit and Special Projects. He will report directly to Jacques Espinasse.

Mr. Vallejo is a Chartered Accountant and an ESSEC-Cornell MBA. He spent seven years with Ernst & Young International (1986-1993) before joining the AGF group, where he served as Deputy Chief Financial Officer with responsibility for Holdings and Financing (1993-1998). He joined Vivendi Universal in 1998.
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